Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
(In thousands)	2005		2004	2003	2002
Income before income taxes	$725,648		378,075	353,773	248,622
Fixed charges, excluding preferred stock dividends and capitalized interest	18,464		6,858	6,460	10,546

Earnings (A)	$744,112		384,933	360,233	259,168

Interest	$18,464		6,858	6,460	10,546
One-third of rents	—		—	—	—
Preferred stock dividends	281,699		185,357	171,937	18,350
Capitalized interest	—		—	—	—

Fixed charges (B)	$300,163		192,215	178,397	28,896

Consolidated ratios of earnings to fixed charges (A)/(B)	2.48	x	2.00	2.02	8.97

Since the amount of fixed charges for the year ended December 31, 2001, are not material, the related consolidated ratios to fixed charges and preferred stock dividends are not meaningful, and therefore have been omitted from this Exhibit.